October 24, 2021

VIA EDGAR

U. S. Securities and Exchange Commission

Mail Stop 6010

Washington D. C. 20549

Attn: Alexandra Barone, Esq. and

Mitchell Austin, Esq.

Re:	Iveda Solutions, Inc.
Registration Statement on Form 10-12G
Filed September 23, 2021
File No. 000-53285

Dear Ladies and Gentlemen:

This letter has been prepared in response to your request for Iveda Solutions, Inc. (“Iveda” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your October 20, 2021 letter to me (the “Comment Letter”) concerning the above-referenced Registration Statement on Form 10-12G (the “Registration Statement.”).

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 1 to the Registration Statement (the “Amendment”), which incorporates, as appropriate, the responses of the Company contained herein. The Amendment also includes other revisions to update the disclosures contained therein.

Form 10-12G filed September 23, 2021

Business, page 4

1.	You disclose here and elsewhere that you received a SAFETY Act designation from the Department of Homeland Security in 2009, which was renewed in 2019, and a certification in 2016, which you are currently in the process of renewing. Please revise to:

●	Clearly describe the interaction and differences between the designation and the certification. In this regard, disclosure on page 11 indicates the designation was “elevated” to a certification, while other disclosures - such as your disclosure that you renewed the designation in 2019 - suggest that you hold both the designation and certification concurrently;

RESPONSE: We have revised the disclosure to describe the interaction and differences between the designation and the certification. Page 4, Specifically, “In April 2009, after eighteen months of due diligence by the Department of Homeland Security (DHS), the DHS approved us as a Qualified Anti-Terrorism Technology (QATT) provider under a formal SAFETY Act Designation giving the technology a measure of liability protection. Due diligence included interviewing key employees responsible for developing and deploying our technology, partners, and customers. The purpose of completing the SAFETY Act Designation application is for the seller of a technology, to explain to the DHS how the technology qualifies for the system of risk management and litigation management under the SAFETY Act. The application is designed to elicit the information that will allow the DHS to understand exactly what the seller’s technology is, and how it relates to the criteria for Designation set forth in the SAFETY Act.

A technology could not receive Certification status without having first received Designation status and holding that status for 5 years. To receive SAFETY Act Certification, the Department must conclude that the technology will perform as intended, conforms to the seller’s specifications, and is safe for use as intended. Similar to the Designation application process, due diligence included interviewing key employees responsible for developing and deploying our technology, partners, and customers. We applied for certification in 2014 and after additional months of due diligence by DHS in January 2016 our Designation was elevated to a Certification. SAFETY Act Certification provides sellers of a Qualified Anti-Terrorism Technology (QATT) with an additional measure of liability protection. This additional measure of liability protection is not specifically quantified by the Safety Act. The sellers of QATTs that receive SAFETY Act Certification are entitled to all of the liability protections that accompany SAFETY Act Designation as well as the rebuttable presumption that the government contractor defense applies to claims arising out of, relating to, or resulting from an act of terrorism. QATTs that received Certification are placed on the Approved Technologies list for Homeland Security.

Our application to renew our Certification was filed in August 2019, prior to its expiration in October 2019. During this time, we have been in constant communication with the Science and Technology Directorate at the SAFETY Act office related to updating our information. We are now awaiting final approval for recertification. Our products are not considered to be certified during the renewal process, but we do not expect this to significantly impact our ability to sell our technology in the U.S. or international customers. We intend to communicate the results of this process to investors through a press release distributed via a news wire service that will be posted on our website.

Our SAFETY Act Certification covers the entire company. MEGAsys is our wholly-owned subsidiary and we use the same technology and products to provide solutions to our Customers. However, the liability protection is limited to the U.S, and we would not expect that the certification has had or will have any significant effect on the MEGAsys results of operations.”

We have also expanded the disclosure to be consistent in Item 1A, Risk Factors section, subsection - Future Legislation Or Governmental Regulations Or Policies Governing The Security and Surveillance Industry Or Consumer Privacy Could Have A Significant Impact On Our Operations, Page 11

We have also expanded the disclosure to be consistent in Item 2, MD&A section, subsection Overview. Page 18

Specifically, related to the reference “renewed the Designation in 2019”, this reference was in error and has been deleted and consistent description added. Note 1, Nature of Operations in the CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019, page 39 as well as revising the disclosure in Note 1, Nature of Operations in the CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2021 AND 2020, page 60

●	Clarify when your 2016 certification expires and whether your video surveillance products and services are considered to be certified during the certification renewal process;

RESPONSE: We have revised the disclosure as requested in the BUSINESS section, Page 4 and elsewhere as noted above where the SAFETY Act designation from the Department of Homeland Security and Certification is discussed. Specifically “Our application to renew our Certification was filed in August 2019, prior to its expiration in October 2019. During this time, we have been in constant communication with the Science and Technology Directorate at the SAFETY Act office related to updating our information. We are now awaiting final approval for recertification. Our products are not considered to be certified during the renewal process, but we do not expect this to significantly impact our ability to sell our technology in the U.S. or international customers.”

●	Describe the certification renewal process, including the steps remaining to complete the process, and how you will communicate the results of this process to investors; and

RESPONSE: We have revised the disclosure as requested in the BUSINESS section, Page 4 and elsewhere as noted above. Specifically, to this bullet point –

“Our application to renew our Certification was filed in August 2019, prior to its expiration in October 2019. During this time, we have been in constant communication with the Science and Technology Directorate at the SAFETY Act office related to updating our information. We are now awaiting final approval for recertification. Our products are not considered to be certified during the renewal process, but we do not expect this to significantly impact our ability to sell our technology in the U.S. or international customers. We intend to communicate the results of this process to investors through a press release distributed via a news wire service that will be posted on our website.

●	Clarify the significance of the designation and certification to MEGAsys, your Taiwan-based subsidiary, which has recently accounted for a significant portion of your total revenues.

RESPONSE: We have revised the disclosure as requested in the BUSINESS section, Page 4 and elsewhere as noted above. Specifically to this bullet point –

“Our SAFETY Act Certification covers the entire company. MEGAsys is our wholly-owned subsidiary and we use the same technology and products to provide solutions to our Customers. However, the liability protection is limited to the U.S, and we would not expect that the certification has had or will have any significant effect on the MEGAsys results of operations.”

Risk Factors

Risks Related to Our Business

A relatively small number of key customers..., page 9

2.	You state here that revenue from three of your Taiwan-based customers accounted for 46% of your Taiwan-based segment revenue for the quarter ended June 30, 2021. Please revise to identify these customers and disclose the material terms of your agreements with them, including the term of the agreements and termination provisions. To provide context for this disclosure, also revise to disclose the total number of customers for each period presented. Refer to Item 101(h)(4)(vi) of Regulation S-K.

RESPONSE: We have revised the disclosure as requested in the RISK FACTORS section, subsection - Risks Related to Our Business accordingly.

We rely on MEGAsys, our Taiwan subsidiary, for a significant portion of our revenue, page 10

3.	Please revise to also disclose the percentage of your revenue accounted for by MEGAsys, your Taiwan-based subsidiary, for the period ended June 30, 2021. Please also revise your business and MD&A sections to highlight your dependence on MEGAsys.

RESPONSE: We have revised the disclosure as requested in the RISK FACTORS section, subsection - Risks Related to Our Business, Page 10, as well as BUSINESS section, Page 4 and MD&A section, subsection Results of Operations – Net Revenue discussion, Page 19, to include the following disclosure:

For the six months ended June 30, 2021 MEGAsys operations accounted for 98% of the total revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

4.	Please update your disclosure in this section and in your risk factors to discuss the impact that COVID-19 has had on your business, including on your results of operations and revenue. Refer to CF Disclosure Guidance: Topic Nos. 9 and 9A for additional guidance.

RESPONSE: We have revised the disclosure as requested in the MD&A section, subsection – Liquidity and Capital Resources, Page 22 and added notations in the Net Revenues subsection to see Liquidity and Capital Resources for appropriate discussion.

Results of Operations

Net Revenue, page 19

5.	The first sentence in this section compares the three months ended June 30, 2021 to the three months ended June 30, 2015. Please revise to correct this apparent error.

RESPONSE: We have revised the apparent error disclosure as noted and changed the disclosure to: the three months ended June 30, 2020.

Executive Compensation, page 26

6.	Please revise this section as appropriate to include (i) a narrative description of any employment arrangements, (ii) a table disclosing outstanding equity awards as well as a narrative description of any equity incentive plans, and (iii) any director compensation. Refer to Item 402 of Regulation S-K.

RESPONSE: We have revised the disclosure as requested in Item 6 Executive Compensation section, (i) Response – added “Employments Agreements – The company has no employment agreements with any of its executive officers.” (ii) Response – added table disclosing outstanding equity awards and a description of the equity incentive plans, (iii) Response – added Director Compensation subsection and related table of Director Compensation including equity awards. Page 26

Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 28

7.	You disclose here that your common stock is currently quoted on the OTC Markets. Please revise to clarify on which OTC Markets tier your common stock is quoted. Also, ensure you include the information required by Item 201(a)(1)(ii) of Regulation S-K.

RESPONSE: We have revised the disclosure as requested in Item 9 Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters. Added clarification “PINK Current Information tier” Page 28

Description of Securities, page 29

8.	Please expand your disclosure to discuss all significant rights and features associated with your common stock. In this regard, based on your disclosure on page 48, it appears that your common stock has certain dividend and liquidation features that should be highlighted in this section. See Item 202 of Regulation S-K.

RESPONSE: We have revised the disclosure as requested in Item 11 Description of Registrant’s Securities to be Registered to include the following disclosure:

The Company’s outstanding shares of common stock have a par value of $0.00001 per share. The Company’s Articles of Incorporation (the “Articles of Incorporation”) authorizes 100,000,000 shares of common stock. As of September 17, 2021, we had 73,716,289 shares of our Common Stock issued and outstanding of which approximately 45 million are in the public float. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of common stock do not have cumulative voting rights. Persons who hold a majority of the outstanding shares of our common stock entitled to vote on the election of directors can elect all of the directors who are eligible for election. Holders of our common stock are entitled to share equally in dividends, if any, as may be declared from time to time by our Board of Directors. In the event of liquidation, dissolution, or winding up of our company, subject to the preferential liquidation rights of any series of preferred stock that we may from time to time designate, the holders of our common stock are entitled to share ratably in all of our assets remaining after payment of all liabilities and preferential liquidation rights. Holders of our common stock have no conversion, exchange, sinking fund, redemption, or appraisal rights (other than such as may be determined by the Board of Directors in its sole discretion) and have no preemptive rights to subscribe for any of our securities.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue and Expense Recognition, page 39

9.	Please revise to provide your revenue recognition policy for each type of revenue described, including monthly licensing fees, hardware sales, project revenues, etc. Describe the nature of each revenue type and the timing of revenue recognition. Also, ensure that your policy disclosures and revenue recognition comply with the current revenue guidance in ASC 606 and include the applicable adoption disclosures pursuant to ASC 606-10-65-1.

RESPONSE: We have revised the disclosure as requested to include revenue recognition policy for each type of revenue described including monthly licensing fees, hardware sales, project revenues/sales, and maintenance fees in Note 1. Summary of Significant Accounting Policies Revenue and Expense Recognition in the CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019, page 39 as well as revising the disclosure in Note 1. Summary of Significant Accounting Policies Revenue and Expense Recognition in the CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2021 AND 2020, page 61

Concentration, page 40

10.	We note from your liquidity discussion that revenue from three customers comprised approximately 45% of total revenue and accounts receivable from two customer comprised 54% of total segment accounts receivable. Please revise to include a discussion of concentration of credit risk associated with these customer pursuant to ASC 275-10-50-18. Also, separately disclose the total revenue from each customer that provided more than 10% of your revenue for each period presented. Refer to ASC 280- 10-50-42.

RESPONSE: We have revised the relevant disclosure as requested to include a discussion of concentration of credit risk associated with our top three customers pursuant to ASC 275-10-50-18. We have also disclosed the total revenue from each customer that provided more than 10% of your revenue. We have made the relevant revisions to BOTH, Note 1. Summary of Significant Accounting Policies – Concentrations, in the CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019, page 40 as well as adding disclosure to include the customers representing greater than 10% revenues for the respective periods in Note 1. Summary of Significant Accounting Policies Revenue and Expense Recognition in the CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2021 AND 2020, page 62.

Note 3. Short-Term Debt, page 46

11.	Please revise here to disclose the maturity date for each of the loans and debentures outstanding as of each period end. Also, revise MD&A to include a discussion regarding the impact of all outstanding debt on your liquidity and capital resources and address how you intend to repay such debt, particularly amounts that are currently past their maturity. Refer to Item 303(a) of Regulation S-K

RESPONSE: We have revised the disclosure as requested to include maturity dates for each of the loans and debentures outstanding as of each period end. We have made the relevant revisions to BOTH, Note 3. Short-Term Debt, in the CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019, page 46 as well as adding disclosure to include the customers representing greater than 10% revenues for the respective periods in Note 3. Short-Term Debt in the CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2021 AND 2020, page 66.

We have revised the MD&A section, subsection Liquidity and Capital Resources to include a discussion regarding the impact of all outstanding Debt on your liquidity and capital resources and we addressed how you intend to repay the debt, particularly amounts that are currently past their maturity. The added discussion in the MD&A is “As of June 30, 2021, we had $595,000 outstanding Short-Term Debt on the Iveda US books and $335,000 is past the maturity date and the remaining $260,000 comes due August 2021 to February 2022. There are no penalties related to the past due Notes, interest continues to accrue until paid or converted to common Stock at $0.35 per share. During the six months ended June 30, 2021 Note holders converted $439,750 of principal and the company expects a significant portion of the remaining Short-Term Debt to be converted to common stock over the next twelve months. The company expects to pay the remaining Notes Payable, if any, from operations and future equity capital raises. There can be no assurance that the company will be able to generate enough operating cashflow or raise equity funds in a timely manner hence the entire Short-Term Debt balance would be past due as of the end of February 2022.” Page 21

Consolidated Financial Statements at and for the Six Months Ended June 30, 2021, page 53

12.	Please revise to label your interim financial statements as “unaudited” where appropriate.

RESPONSE: We have revised the interim financial statements to be labeled as “unaudited” where appropriate. Pages 53 – 72

We understand that the company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff and Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the Response letter, please contact me at (480) 307-8700.

Very truly yours,

/s/ David Ly

CC: Peter Campitiello – via email : pcampitiello@mccarter.com